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                                                    As Filed with the Securities
                                                         and Exchange Commission
                                                              on February 8 2001


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


In the Matter of                            INTERIM CERTIFICATE

Conectiv, et al.                                     OF

File No. 70-9607                                NOTIFICATION

(Public Utility Holding Company             PURSUANT TO RULE 24
Act of 1935)


This Certificate of Notification is filed by Conectiv, a Delaware corporation, pursuant to Rule 24 (17 C.F.R. Section 250.24). Such filing is made in connection with Conectiv's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and authorized by the order of the Securities and Exchange Commission (the "Commission") dated December 28, 2000 (the "Order") in the above-referenced file. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application-Declaration.

On December 29, 2000 as approved by the Commission (Release No. 35-27234; 70-9607), Delmarva Power & Light Company sold its 3.555 percent ownership interest in the Peach Bottom Atomic Power Station Units 2 and 3, located in York County, Pennsylvania, to PECO Energy Company, a wholly owned subsidiary of Exelon Corporation, a registered holding company under the Act.
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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification to be signed on their behalf by the undersigned thereunto duly authorized.

         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                                        Conectiv
                                        Atlantic City Electric Company
                                        Delmarva Power & Light Company


February 6, 2001                        /s/ Philip S. Reese
                                        --------------------------------
                                            Philip S. Reese
                                            Vice President and Treasurer